UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number: 1-07952

KYOCERA CORPORATION

(Translation of registrant’s name into English)

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION
(Registrant)

/s/ SHOICHI AOKI
(Signature)

Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Management Control Group

Date: May 14, 2018

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	English Translation of Status Report of Acquisition of Treasury Stock filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan

Status Report of Repurchase of Own Shares

Type of stock repurchased: Common Stock

1.	Status of Repurchase of Own Shares

(1)	Repurchase of own shares approved by the general meeting of shareholders

Not Applicable

(2)	Repurchase of own shares resolved by the board of directors

Period for repurchase resolved by the board of directors	From April 27, 2018 to September 20, 2018

The maximum number of shares to be repurchased during the period for repurchase	7,200,000 shares
The number of shares repurchased on April 27, 2018	421,400 shares
The number of shares repurchased from April 27, 2018 to April 30, 2018	421,400 shares
Percentage of the number of shares repurchased to the maximum	5.9%

The maximum amount of shares to be repurchased during the period for repurchase	40,000,000,000 yen
The amount of shares repurchased on April 27, 2018	2,909,708,500 yen
The amount of shares repurchased from April 27, 2018 to April 30, 2018	2,909,708,500 yen
Percentage of the amount of shares repurchased to the maximum	7.3%

2.	Status of Reissuance of Own Shares

Not Applicable

3.	Status of Holding of Treasury Stock

Total number of shares issued as of April 30, 2018	377,618,580 shares
Total number of treasury stock as of April 30, 2018	10,332,458 shares

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